Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International to Present at 31st Annual ROTH Conference on Tuesday, March 19, 2019 at 8:30 a.m. PT (11:30 a.m. ET)

– Presentation Available Via Live Webcast and Will be Archived for Replay –

Vancouver, BC, March 12, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF; NASDAQ:VFF) today announced its participation in the 31st Annual ROTH Conference, which will be held March 17-19, 2019 at the Ritz Carlton in Laguna Niguel, Orange County, CA.

Village Farms’ group presentation is scheduled to begin promptly at 8:30 a.m. PT (11:30 a.m. ET) and will be available via a live webcast at http://wsw.com/webcast/roth33/vff/. For those unable to listen to the presentation live, the archived presentation will be available for replay at http://wsw.com/webcast/roth33/vff/ until June 17, 2019.

Village Farms’ Chief Executive Officer, Michael DeGiglio and Chief Financial Officer, Stephen Ruffini, are also available for one-on-one meetings on Tuesday, March 19. To schedule a one-on-one meeting, please contact ROTH Capital Partners at oneononerequests@roth.com.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp and CBD markets, subject to compliance with all applicable U.S. federal and state laws, and has established a joint venture, Village Fields, for multi-state outdoor hemp cultivation and CBD extraction.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com